UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number

TOP TANKERS INC.
(Translation of registrant’s name into English)

1, Vassilissis Sofias Meg. Alexandrou Str. 151 24 Maroussi Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the Company’s discussion with respect to its recent agreement to acquire three drybulk vessels and issues related thereto.

This Form 6-K is hereby incorporated by reference to the Company’s registration statement on Form F-3 filed on August 1, 2005 (Registration No. 333-127086).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.

Dated: July 24, 2007	By	/s/ Evangelos Pistiolis
Name: Evangelos Pistiolis
Title: Chief Executive Officer

Exhibit 1

Our Company

We are a provider of international seaborne transportation services, carrying petroleum products and crude oil and, after the delivery of the Identified Vessels described below, drybulk commodities for the steel, electric utility, construction and agri-food industries.  Our fleet consists of 25 vessels (including 13 vessels sold and leased back), consisting of 10 double-hull Handymax tankers and 12 double-hull Suezmax tankers, with a total cargo carrying capacity of approximately 2.3 million dwt and, when delivered to us, three drybulk vessels, consisting of one Supramax vessel, one Panamax vessel and one Handymax vessel, with a total cargo carrying capacity of 0.17 million dwt. Our Handymax tankers carry refined petroleum products, such as gasoline, jet fuel, kerosene, naphtha and heating oil, and our Suezmax tankers carry crude oil. 100% of our current tanker fleet is double-hull.  Our drybulk vessels will carry drybulk cargoes such as iron ore, coal, grains, steel products, fertilizer, cement, bauxite, sugar and scrap metals.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  87% of our current tanker fleet by dwt are sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility.  Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and create cost efficiencies and economies of scale when ordering spare parts, supplying and crewing those vessels.

We have agreed to acquire three drybulk carriers, which we will refer to as the Identified Vessels, from their current owners for a total purchase price of approximately $149.1 million. The acquisition of these vessels is financed in part through the proceeds of a recently completed offering of 4.3 million shares of our common stock and in part through new loan facilities.

The Identified Vessels, a Supramax vessel of 51,200 dwt built in 2002, a Panamax vessel of 73,506 dwt built in 1995 and a Handymax vessel of 45,526 dwt built in 2000, are expected to be delivered to us between September 2007 and January 2008.  We have agreed to deploy two of the drybulk carriers on time charters for a period of 24-26 months for the Panamax vessel and for a period of 14-16 months for the Handymax vessel.  Daily net rates under these charters are $29,700 per day for the Panamax vessel and $22,000 for the Handymax vessel.  The Supramax vessel will be bareboat chartered to the sellers of the vessel for a period of 18 months at a daily net rate of $25,650.

Our acquisition of the Identified Vessels, will increase the size of our combined fleet to 25 vessels, representing approximately 2.5 million dwt. Unless indicated otherwise, references to our combined fleet are to our fleet of vessels after giving effect to the purchase of the Identified Vessels and the Repurchased Vessels, discussed below, which together with our current fleet we refer to our Combined Fleet.  After the acquisition of the Identified Vessels and the repurchase of the Repurchased Vessels, we will own 12 of the 25 vessels in our Combined Fleet.

Our Fleet

As of July 20, 2007, our fleet consisted of 25 vessels (including 13 vessels sold and leased back), comprised of 10 double-hull Handymax product tankers and 12 double-hull Suezmax tankers, with a total cargo carrying capacity of approximately 2.3 million dwt, and three drybulk vessels, one Supramax, one Panamax and one Handymax, to be delivered to us between September 2007 and January 2008 with a total cargo capacity of approximately 0.17 million dwt.

During 2006, we sold and leased back 4 double-hull Handymax, 4 double-hull Suezmax and 5 double-hull Suezmax tankers for a period of 5 years, 5 years and 7 years, respectively. Additionally, we sold 3 double-hull Handymax tankers and we entered into an agreement with SPP Shipbuilding Co. Ltd of the Republic of Korea for the construction of six Product / Chemical tankers for a consideration of approximately $285.4 million, which will be funded with secured credit lines and working capital and are scheduled to be delivered during the first and second quarters of 2009.

In March of 2007, we sold the M/T Errorless to an unaffiliated third party for a gain of approximately $2.0 million. In May 2007, the Handymax tanker M/T Invincible, which we were leasing under the 2006 sales and leaseback transaction, was sold by its owners to a third party. Following this sale, we terminated our bareboat agreement for the M/T Invincible. The deferred gain from the original sale of approximately $2.3 million will be recognized in the third quarter of 2007. In May 2007, we also repurchased four Suezmax tankers that were sold in 2006 in a sale-and-lease-back transaction, the Repurchased Vessels, for a total consideration of  $208 million. In July 2007, we agreed to acquire the Identified Vessels for a total consideration of  approximately $149.1 million .

The following table presents the Company’s fleet list and employment as of July 20, 2007:

	Dwt	Year Built	Charter Type	Expiry	Daily Base T/C Rate	Profit Sharing Above Base Rate (2007)
12 Suezmax Tankers
TimelessC	154,970	1991	Spot
FlawlessC	154,970	1991	Time Charter	Q3/2008 A	$44,500	None
StoplessC	154,970	1991	Spot
PricelessC	154,970	1991	Time Charter	Q3/2008	$35,000	50% thereafter
FaultlessD	154,970	1992	Spot
NoiselessD	149,554	1992	Time Charter	Q2/2010	$36,000 [1]	None
StainlessD	149,599	1992	Spot
EndlessD	135,915	1992	Time Charter	Q4/2008 E	$36,500	None
LimitlessD	136,055	1993	Spot
StormlessF	150,038	1993	Time Charter	Q4/2009	$36,900	None
Ellen PF	146,286	1996	Spot
EdgelessF	147,048	1994	Spot

10 Handymax Tankers
VictoriousB	47,084	1991	Time Charter	Q3/2009	$14,000	50% thereafter
SovereignB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter
RelentlessB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter
VanguardC	47,084	1992	Time Charter	Q1/2010	$15,250	50% thereafter
RestlessB	47,084	1991	Time Charter	Q4/2009	$15,250	50% thereafter
SpotlessC	47,094	1991	Time Charter	Q1/2010	$15,250	50% thereafter
DoubtlessC	47,076	1991	Time Charter	Q1/2010	$15,250	50% thereafter
FaithfulC	45,720	1992	Time Charter	Q2/2010	$14,500	100% first $500 + 50% thereafter
DauntlessF	46,168	1999	Time Charter	Q1/2010	$16,250	100% first $1,000 + 50% thereafter
Ioannis PF	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter

Total Tanker DWT	2,257,169

A. Charterers have option to extend contract for an additional one-year period
B. Vessels sold and leased back in August and September 2005 for a period of 7 years
C. Vessels sold and leased back in March 2006 for a period of 5 years
D. Vessels sold and leased back in April 2006 for a period of 7 years
E. Charterers have option to extend contract for an additional four-year period
F. Owned vessels

1. Base rate will change to $35,000 in Q2 2008 until expiration.

The following table presents information about the Identified Vessels:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2006)
Identified Vessel #1	51,200	2002	Bareboat Charter	May 1st or June 30th 2009, at charterer's option	$25,650	None
Identified Vessel #2	73,506	1995	Time Charter	24-26 months from delivery, at charterer's option	$29,700	None
Identified Vessel #3	45,526	2000	Time Charter	23-25 months from December 30th, 2006 at charterer's option	$22,000	None

Chartering of the Fleet

As of June 30, 2007, 15 of the 22 tankers (ten Handymax tankers and five Suezmax tankers) operated under time charter contracts with an average term of over three years with all but four of the time charters including profit sharing arrangements.

All ten of our Handymax tankers operated under time charter contracts that will expire in 2009 and 2010.

Three of our Handymax tankers are deployed under time charter contracts expiring during the third quarter of 2009 and have a base rate of $14,000 per day. If the vessels generate revenues, on a quarterly basis, in excess of the base rate, we will receive 50% of the excess of the base rate.

One of our Handymax tankers is deployed under a time charter contract expiring in the fourth quarter of 2009 and has a base rate of $15,250 per day. If the vessel generate revenues, on a quarterly basis, in excess of the base rate, we will receive 50% of the excess of the base rate.

During the first quarter of 2007, three of our Handymax tankers were redelivered and are currently deployed under time charter contracts expiring in the first quarter of 2010. These contracts have a  a base rate of $15,250 per day and if the vessels generate revenues, on a quarterly basis, in excess of the base rate, we will receive 50% of the excess of the base rate. Previously, these tankers were deployed under time charter contracts expiring in the first quarter of 2010 and had a base rate of $13,250 per day. Based on this agreement, if the vessels had generated revenues, on a quarterly basis, in excess of the base rate, we would have received 100% of the first $1,250 per day above the base rate and 50% of the excess thereafter.

One of our Handymax tankers is deployed under a time charter contract expiring in the second quarter of 2010 and has a base rate of $14,500 per day. If the vessel generates revenues, on a quarterly basis, in excess of the base rate, we will receive 100% of the first $500 per day above the base rate and 50% of the excess thereafter.

One of our Handymax tankers is deployed under a time charter contract expiring in the first quarter Q1 of 2010 and has a base rate of $16,250 per day. If the vessel generates revenues, on a quarterly basis, in excess of the base rate, we will receive 100% of the first $1,000 per day above the base rate and 50% of the excess thereafter.

One of our Handymax tankers is deployed under a time charter contract expiring in the fourth quarter of 2010 and has a base rate of $18,000 per day. If the vessel generates revenues, on a quarterly basis, in excess of the base rate, we will receive 100% of the first $1,000 per day above the base rate and 50% of the excess thereafter.

Five of our 12 Suezmax tankers operate under time charter contracts expiring from 2008 to 2010. One of our Suezmax tanker was deployed under a time charter contract expiring in the third quarter of 2008 and has a base rate of $35,000 per day. If the vessel generates revenues, on a quarterly basis, in excess of the base rate, we will receive 50% of the excess of the base rate. One Suezmax tanker was deployed under a time charter contract expiring in the third quarter of 2008 at a rate of $44,500 per day. The remaining three Suezmax tankers were deployed under time charter contracts expiring in the fourth quarter of 2008, the fourth quarter of 2009 and the second quarter of 2010, earning a daily rate of $36,500, $36,900 and $37,000, respectively.

Management of the Fleet

Since July 1, 2004, TOP Tanker Management, our wholly-owned subsidiary, has been responsible for all of the chartering, operational and technical management of our fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries. Prior to July 1, 2004, the operations of our fleet were managed by Primal Tankers Inc., which was wholly-owned by the father of our Chief Executive Officer.

As of December 31, 2006, TOP Tanker Management has subcontracted the day to day technical management and crewing of five Handymax tankers and eight Suezmax tankers to V.Ships Management Limited, a ship management company, and has subcontracted the day to day technical management and crewing of five Handymax tankers and three Suezmax tankers to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. Additionally, TOP Tanker Management has subcontracted the crewing of one Handymax tanker and two Suezmax tankers to V.Ships Management Limited. TOP Tanker Management pays a monthly fee of $10,000 per vessel for technical management and crewing of the 13 vessels and $3,100 per vessel for the crewing of three vessels under its agreements with V.Ships Management and a monthly fee of $7,083 per vessel for the eight vessels under its agreements with Hanseatic Shipping Company.

TOP Tanker Management will be responsible for the management of the three identified dry bulk vessels and it may subcontract certain aspects of day-to-day management to third parties.

Recent Developments

On July 12, 2007, we announced the agreements to acquire the Identified Vessels, which marked our first entry into the drybulk market.  The Identified Vessels and the terms of the acquisition is described in “Our Company” above.

On May 31, 2007, we repurchased four Suezmax tankers that were sold in 2006 in a sale and lease back transaction, which we will refer to as the 2006 Sale, and terminated the respective operating leases.  We refer to these vessels as the Repurchased Vessels.  The four Suezmax tankers are Limitless, built in 1993 with a cargo capacity of 136,055 dwt, Endless, built in 1992 with a cargo capacity of 135,915 dwt, Noiseless, built in 1992 with a cargo capacity of 149,554 dwt and Stainless, built in 1992 with a cargo capacity of 149,599 dwt.  The total purchase price for the four vessels is $208 million, 70% by of which was financed through bank debt, 10% through the early redemption of the seller's credit associated with the 2006 Sale and 20% from cash on hand.  As part of the repurchase of these four vessels, we will reduce our operating lease payments by approximately $2.85 million per month until April 2013 when the leases would have expired.

On July 11, 2007 we terminated our bareboat agreement for the Handymax tanker Invincible (DWT 47,084 built 1992), after sale of the vessel from its lessors to a third party. The deferred gain from the original sale of approximately $2.3 million will be recognized in the third quarter of 2007. In accordance with this transaction, we will reduce our operating lease payments by approximately $0.35 million per month until September 2012 when the lease would have expired.

On March 30, 2007 we sold the M/T Errorless to an unaffiliated third party for a gain of approximately $2.0 million.

During June and July 2007 we completed at the market sales, under our effective shelf registration, of approximately 4.3 million common shares. The aggregate gross proceeds of the placement were approximately $30.1 million, which we intend to use partly to finance the acquisitions of the Identified Vessels and partly for working capital and general corporate purposes.

Out of the 4.3 million common shares sold, 2.1 million shares, or approximately $14.3 million, were sold to companies affiliated with George Economou, a Greek shipping investor. According to recent SEC filings, Mr. Economou owns approximately 3.7 million common shares of Top Tankers Inc., representing approximately 10.0% of the total common shares outstanding.

Competitive Strengths

We believe we possess a number of distinguishing factors that provide us with a strong position within the industry:

•
Multi-Sector Presence. Following our acquisition of the Identified Vessels, our vessels will carry a wide range of cargoes worldwide over a number of trade routes. Our tankers carry refined petroleum products and crude oil and we expect our drybulk carriers will carry predominantly iron ore, coal, grains, steel products, cement, bauxite, fertilizers, sugar and scrap metals. These commodities are used in the energy, construction, steel and agri-food industries. We intend to transport these cargoes on several geographically diverse routes, thereby reducing our dependency on any one cargo, industry or trade route. By diversifying into the drybulk sector, we will also reduce our dependency on the tanker sector.

•
Experienced Management Team. Our founder, President and Chief Executive Officer, Evangelos J. Pistiolis, has assembled a management team of senior executive officers and key employees with extensive experience in the shipping industry. Our management team has significant experience operating large and diversified fleets of tankers and drybulk carriers and has expertise in all aspects of commercial, technical, management and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, effective operations and safety.

•
Cost-Efficient Operations. We believe we are a cost-efficient and reliable vessel operator because of the strength of our management team and the quality of our vessels. We have contained operating expenses through rigorous regular maintenance programs. Furthermore, our technical and operating expertise enables us to switch efficiently between different cargoes, such as dirty or clean refined petroleum products in our tankers, and following our acquisition of the three drybulk carriers in connection with this offering, between iron ore, coal, grains and other cargoes, in a timely manner, thereby reducing ballast time between voyages.

•
Established Track Record. We have established a track record of growth, growing from seven vessels representing approximately 454,000 dwt before the initial public offering of our common stock in July 2004 to 21 vessels representing approximately 2.0 million dwt after the follow-on offering of our common stock in November 2004 and 25 vessels (including the 13 vessels sold and leased back) representing approximately 2.5 million dwt following delivery of the Identified Vessels to be acquired partially with proceeds from this offering. We believe that our management structure, operations and financial systems are well-equipped to accommodate the expansion of our fleet into the drybulk area. We have strong relationships with our customers and charterers that we believe are the result of the quality of our fleet and our reputation for dependability. Through fixed period time charters and spot charters, we provide services to many national, regional and international oil companies, charterers and oil traders, including Vitol, Glencore, Hellenic Petroleum S.A. and Petrobras. We focus on the needs of our customers and acquire tankers and upgrade our fleet based on their requirements and specifications, which we believe enables us to obtain repeat business.

•
High-Quality Vessels. Our combined fleet will consist of high quality tankers and drybulk carriers. All of our tankers are of double-hull configuration and we believe that the Identified Vessels are high quality ships and in good technical condition. We intend to acquire only vessels with high design and specifications and preserve their condition through our ongoing maintenance programs. We believe that this policy enhances the value of our vessels and enables us to operate our vessels efficiently.

•
Focus on Sister Ships. Approximately 87% of our current fleet are sister ships. We have and will continue to seek to acquire sister ships, which provide us with efficiencies in meeting our customers’ needs and enhance the revenue generating potential of our fleet by providing operational and scheduling flexibility. The uniform nature of sister ships also provides us with cost efficiencies in maintaining, supplying and crewing them.

Business Strategy

Our tanker business strategy is focused on building and maintaining enduring relationships with participants in the international tanker industry, including leading charterers, oil companies, oil traders, brokers, suppliers, classification societies, insurers and others. We seek to continue to create long-term value principally by acquiring and operating high quality double-hull, refined petroleum products and crude oil tankers. In addition, we will diversify by acquiring drybulk vessels as described herein, beginning with the acquisition of the Identified Vessels. We intend to continue to review the market for drybulk vessels to continue our program of acquiring suitable vessel for on terms we deem advantageous.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining our fleet with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

We believe we can optimize return on our investments and maximize shareholder value through our strategy.

•
Diversified Sector Profile. We intend to maintain a diversified fleet profile, operating vessels in sectors and size segments within those sectors that provide seaborne transportation services to a number of industries and trades. Our fleet of double-hull tankers enable us to serve customers in both the crude oil and refined petroleum products sectors of the oil and refining industries and our drybulk carriers, beginning with the Identified Vessels, are expected to serve customers in the steel, electric utility, construction, steel and agri-food industries. This reduces our reliance on any one industry and provides us with diversified sources and greater stability of revenue.

•
Return Driven Acquisitions and Selected Fleet Expansion. We intend to grow our fleet through timely and selective acquisitions of high quality, double-hull crude oil and refined petroleum products tankers, drybulk carriers and other types of vessels.  We monitor acquisition opportunities in the shipping industry among a number of sectors based on certain criteria for financial returns. Cargo shipping sectors such as tankers, drybulk carriers, container vessels and LNG carriers share similar operating characteristics. At times, a certain shipping sector may offer unique investment opportunities that exceed those of other sectors based on our financial criteria. We seek to identify, analyze and invest when these opportunities arise.

•
Across Size Segments. We seek to reduce revenue volatility and dependence on any one cargo or trade route by owning vessels across size segments within the shipping sectors we operate. Upon our acquisition of the Identified Vessels partially with proceeds from this offering, in addition to our smaller Handymax tankers we will own drybulk carriers which would enable us to minor bulk commodities, in addition to refined petroleum products, while our larger Suezmax tankers would continue to carry crude oil and major bulk commodities. We believe that smaller vessels provide greater degree of revenue stability while larger vessels allow us to benefit from greater market fluctuations.

•
Combined Fleet Deployment. We seek to further reduce revenue volatility and enhance our potential for participation in rising charter markets by utilizing various employment contracts for our vessels. We actively and strategically deploy our fleet between time charters, which can last up to several years, and spot charters, which generally last from several weeks to six months. Vessels operating under spot charters may generate increased or decreased profit margins during periods of improvement or deterioration in charter rates, while vessels operating on period charters generally provide more predictable cash flows.

•
Significant Market Presence. Our growth strategy of operating a relatively significant fleet in selected sectors will provide us with the ability to develop a strong presence in multiple sectors of the shipping industry and to build and maintain enduring relationships with charterers.  By operating a significant fleet in selected shipping sectors and size segments within those sectors, we will enhance our attractiveness to charterers by offering a variety of vessels, including sister ships, to meet their diverse scheduling needs and provide flexibility to deploy our vessels in period and spot charter contracts.

CAPITALIZATION

The following table sets forth our consolidated capitalization at March 31, 2007:

•	on an actual basis; and

•	on an adjusted basis to give effect of the following:

➢
the increase in total debt by $145.95 million, $147.50 million net of $1.55 million involving capitalized financing costs, to partly finance the repurchase of the Repurchased Vessels. Total consideration for the Repurchased Vessels was $208.00 million.

➢	the decrease in total debt by $24.61 million analyzed as follows: repayment of $22.00 million as a result of the sale of Errorless and scheduled loan repayment of $2.61 million.

➢
the issuance and sale of 4,307,621 shares of our common stock in “at-the-market” and privately negotiated offerings pursuant to sales agreement with Deutsche Bank for total net proceeds of $29.41 million.

➢	the issuance of 640,000 new restricted common shares and the forfeiture of 1,000 restricted common shares.

➢	the increase in additional paid in capital by $0.15 million resulting from the vesting of previously restricted shares.

	As of March 31, 2007 (in thousands of US dollars)
	Actual	As Adjusted(1)
Debt:
Current portion of long term debt	$32,440	$37,580
Total long term debt, net of current portion	191,444	307,640
Total debt	223,884	345,220
Stockholders' equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized, none issued	0	0
Common stock, $0.01 par value; 100,000,000 shares authorized; 32,429,105 shares issued and outstanding at March 31, 2007, 37,375,726 shares issued and outstanding as adjusted	324	367
Additional paid-in capital	116,906	146,417
Other comprehensive income	(6)	(6)
Retained earnings (Accumulated deficit)	81,729	81,729
Total stockholders' equity	198,953	228,507
Total capitalization	$422,837	$573,727

(1) There have been no significant changes to our capitalization since March 31, 2007, as so adjusted.

RISK FACTORS

The following risks relate principally to the industry in which we operate and our business in general.  Any of the risk factors could materially and adversely affect our business, financial condition or operating results and the trading price of our common stock.

Risks Related to Our Industry

The international tanker and drybulk industries are both cyclical and volatile and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and our results of operation

The international tanker and drybulk industries are cyclical with attendant volatility in charter hire rates and industry profitability. For both tankers and drybulk carriers, the degree of charter rate volatility among different types of vessels has varied widely. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected.  In addition, a decline in charter hire rates likely will cause the value of our vessels to decline. Although our fleet deployment strategy may limit our exposure, we are nonetheless exposed to changes in spot rates for tankers and, after the acquisition of drybulk carriers without charters, drybulk carriers and such changes may affect our earnings and the value of our vessels at any given time.

The factors affecting the supply and demand for our vessels are outside our control and are unpredictable. The nature, timing, direction and degree of changes in tanker and drybulk industry conditions are also unpredictable. Factors that influence demand for tanker and drybulk carriers capacity include:

•	demand for refined petroleum products and crude oil for tankers and drybulk commodities for drybulk carriers;

•	changes in crude oil production and refining capacity;

•
the location of regional and global crude oil refining facilities and commodities markets that affect the distance that refined petroleum products and crude oil or drybulk commodities are to be moved by sea;

•	global and regional economic and political conditions;

•	the globalization of manufacturing and other developments in international trade;

•
changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported and, with regard to drybulk, the supply of and rates for alternate means of transportation;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of oceangoing vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion;

•	the number of vessels that are out of service at a given time; and

•	changes in global crude oil production.

The international tanker and drybulk shipping industries have experienced historically high charter rates and vessel values in the recent past and there can be no assurance that these historically high charter rates and vessel values will be sustained

Charter rates in the tanker and drybulk shipping industries recently have been near historically high levels.  Future demand for our vessels, and in turn our future charter rates, will be dependent upon continued economic growth in the world’s economy as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in charter rates could have a material adverse effect on our revenues, results of operation and ability to pay dividends.

Compliance with environmental laws or regulations may adversely affect our operations

The shipping industry in general, our business and the operation of our tankers in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include:

•
the United States Oil Pollution Act of 1990, or OPA, which imposes strict liability for the discharge of oil into the 200-mile United States exclusive economic zone, the obligation to obtain certificates of financial responsibility for vessels trading in United States waters and the requirement that newly constructed tankers that trade in United States waters be constructed with double-hulls;

•
the International Convention on Civil Liability for Oil Pollution Damage of 1969 entered into by many countries (other than the United States) relating to strict liability for pollution damage caused by the discharge of oil;

•	the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships with respect to strict technical and operational requirements for tankers;

•	the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, with respect to crew and passenger safety;

•	the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

•	the United States Marine Transportation Security Act of 2002.

More stringent maritime safety rules are being imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us.  Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations.  In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our tankers and drybulk carriers may be subject to requisition by the government of the flag flown by each vessel without any guarantee of compensation for lost profits. Government regulation of tankers and drybulk carriers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditures on our ships to keep them in compliance.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which will adversely affect our earnings

The fair market value of our vessels may increase and decrease depending on the following factors:

•	general economic and market conditions affecting the international tanker and drybulk shipping industries;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances.

If we sell vessels at a time when vessel prices have fallen and before an impairment is identified the sale may be at less than the vessel’s carrying amount in our financial statements or if vessel prices have fallen below the carrying amount in our financial statements we may be required to write down the carrying amount, with the result that we shall incur a loss and a reduction in earnings.

An increase in the supply of vessel capacity without an increase in demand for vessel capacity would likely cause charter rates and vessel values to decline, which could have a material adverse effect on our revenues and profitability

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. Currently there is significant new building activity with respect to virtually all sizes and classes of vessels. If the amount of tonnage delivered exceeds the number of vessels being scrapped, vessel capacity will increase. If the supply of vessel capacity increases and the demand for vessel capacity does not, the charter rates paid for our vessels as well as the value of our vessels could materially decline. Such a decline in charter rates and vessel values would likely have a material adverse effect on our revenues and profitability.

Our operating results from our tankers are subject to seasonal fluctuations, which may adversely affect our operating results and ability to pay dividends

After the acquisition of the Identified Vessels, 22 of the vessels in our Combined Fleet will be tankers, representing approximately 88% of our Combined Fleet and approximately 92% of our total deadweight capacity.  We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased oil consumption of oil and petroleum in the northern hemisphere during the winter months. Our Handymax tankers carry, in part, refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and heating oil. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in the future.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with the American Bureau of Shipping, Lloyd’s Register of Shipping or Det Norske Veritas, each of which is a member of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which would negatively impact our revenues.

World events could adversely affect our results of operations and financial condition

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition.  The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us.  In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on the demand for tankers or drybulk carriers which could lead to lower charter rates. Lower charter rates would have a negative impact on our revenues.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical.

Risks Related to Our Business

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share

We intend to continue to grow our fleet after the acquisition of the Identified Vessels. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base;

•	managing expansion; and

•	obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels

The loan agreements under our credit facilities contain a covenant that requires the aggregate market value of the mortgaged vessels to at all times exceed 130% of the aggregate outstanding principal amount of the loan. If the market value of our fleet declines, we may be in default of this loan covenant and we may not be able to refinance our debt or obtain additional financing. Also, declining vessel values could cause us to breach some of the covenants under the financing agreements relating to our indebtedness. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.  In addition, a sale of a vessel at a time when its market value has declined below its carrying value on our books would adversely affect our results.

Servicing future debt would limit funds available for other purposes such as the payment of dividends

To finance our fleet expansion program, we incurred secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of March 31, 2007, we had total indebtedness of $223.9 million (net of unamortized deferred financing fees of $1.9 million, and a ratio of indebtedness to total capital of approximately 53%.  We will need to take on additional indebtedness as we expand our fleet, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, including the payment of dividends, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet.

Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities

Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.

We depend on third party managers to manage our fleet. If these managers fail to perform their duties we might face disturbances in our operations, higher running and maintenance costs and even loss of customers.

As of December 31, 2006, we have subcontracted the day to day technical management, crewing and certain purchasing functions of all vessels in our fleet to third party managers, with the exception of three vessels for which only the crewing has been assigned to third party managers. Further, we may subcontract the technical management of vessels acquired in the future to other third party technical management companies. While our wholly-owned subsidiary, TOP Tanker Management, has direct oversight responsibility for these third party managers, the loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, we will have no recourse against these parties. Further, we expect that we will need to seek approval from our lenders to change these third party managers.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

As we expand our business, we will need to improve our operations and financial systems and staff; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.

Our earnings may be adversely affected if we do not successfully employ our vessels

We seek to deploy our vessels both on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2006, 15 of our vessels were contractually committed to time charters. Although these time charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer’s deployment of the vessels in the spot market or otherwise, our tankers committed to time charters may not be available for spot voyages during an upturn in the tanker industry cycle, when spot voyages might be more profitable. The spot market is highly competitive, and spot market charter rates may fluctuate dramatically based on the supply and demand for the major commodities internationally carried by water and other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our vessels profitably. As of December 31, 2006, 8 vessels were trading in the spot market and 1 vessel was undergoing her special survey. If we cannot continue to employ these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

In the highly competitive international tanker and drybulk shipping markets, we may not be able to compete for charters with new entrants or established companies with greater resources

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented.  The operation of tanker and drybulk vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker and drybulk shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and refined petroleum products and drybulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

We have historically derived a significant part of our revenue from a small number of charterers. In 2006, approximately 40% of our revenue was derived from 2 charterers; in 2005, approximately 52% of our revenue was derived from 2 charterers; and in 2004, approximately 44% of our revenue was derived from 2 charterers. During 2006, under time charter contracts, Glencore and Vitol provided 29% and 11% of our revenues, respectively. The occurrence of any problems with these charterers may adversely affect our revenues.

We may be unable to attract and retain key management personnel and other employees in the international tanker and drybulk shipping industries, which may negatively affect the effectiveness of our management and our results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our President, Chief Executive Officer and Director, Evangelos Pistiolis, our Chief Financial Officer and Director, Stamatios Tsantanis and our Executive Vice President and Director, Vangelis Ikonomou. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not intend to maintain ‘‘key man’’ life insurance on any of our officers.

Risks involved with operating oceangoing vessels could affect our business and reputation, which would adversely affect our revenues and stock price

The operation of an oceangoing vessel carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting, and could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable vessel operator. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Delays in deliveries of our vessels could harm our operating results

We are scheduled to take delivery of the Identified Vessels in connection with this offering between September 2007 and January 2008.  The delivery of these vessels, or any secondhand vessels we may purchase, could be delayed, which would delay our receipt of revenues in the spot market or under period charters for the vessels.  If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to pay dividends.

Rising fuel prices may adversely affect our profits

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. As a result, an increase in the price of fuel may adversely affect our profitability. Further, fuel may become much more expensive in future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to move to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while our vessels are forced to wait for space or to relocate to drydocking facilities that are farther away from the routes on which our vessels trade would decrease our earnings.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings

While we inspect previously owned, or secondhand, vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of July 20, 2007, 21 of the vessels in our fleet were more than 10 years of age.  One of the Identified Vessels is more than 10 years of age.  Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal at least their carrying amount at that time.

We may not have adequate insurance to compensate us if we lose our vessels

The types of risks commonly insured against by vessel owners and operators include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, war risk insurance and insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We may not purchase loss of hire insurance to cover newly acquired vessels. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which may nevertheless increase our costs or lower our revenue.

Maritime claimants could arrest our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any ‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

Certain existing stockholders, who hold approximately 21.20% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions

Sovereign Holdings Inc., or Sovereign Holdings, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and Kingdom Holdings Inc., or Kingdom Holdings, a company owned primarily by adult relatives of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, own, directly or indirectly, approximately 11.13%  of the outstanding shares of our common stock. In addition, Sphinx Investment Corp., a corporation owned and controlled by unaffiliated third parties, owns 10.07% of our stock.  Together, these existing shareholders own 21.20% of our common stock.  While these shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock, due to the number of shares of our common stock they own, they have the power to exert considerable influence over our actions.

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management’s report on, and assessment of the effectiveness of, our internal controls over financial reporting. These requirements have been applied to our annual report for the fiscal year ending December 31, 2006. In addition, beginning with the annual report for the fiscal year ending December 31, 2007, our independent registered public accounting firm will be required to attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock.

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we have taken this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business.

U.S. tax authorities could treat us as a ‘‘passive foreign investment company,’’ which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a ‘‘passive foreign investment company,’’ or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ‘‘passive income’’ or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of ‘‘passive income.’’ For purposes of these tests, ‘‘passive income’’ includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute ‘‘passive income.’’ U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under ‘‘Tax Considerations—U.S. Federal Income Taxation of U.S. Holders’’), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common stock. See ‘‘Tax Considerations—U.S. Federal Income Taxation of U.S. Holders’’ for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

We generate all of our revenues in U.S. dollars but incur approximately 6% of our expenses in currencies other than U.S. dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Should the Euro appreciate relatively to the U.S. Dollar, then our expenses will increase in U.S Dollar terms, thereby decreasing our net income. Specifically, in the 12 months ended December 31, 2006, the value of the U.S. dollar decreased by 12.53% as compared to the Euro. Our operating results could suffer as a result of these flactuations.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law

Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Security holder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our security holders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would security holders of a corporation incorporated in a United States jurisdiction.

SK 23116 0001 794782
7/23/07